UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8918E106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Shaolan Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 9,548,000 ordinary shares (including 400,000 ordinary shares issuable upon exercise of options within 60 days after December 31, 2007)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 9,548,000 ordinary shares (including 400,000 ordinary shares issuable upon exercise of options within 60 days after December 31, 2007)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,548,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.03%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G8918E106	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S-Yangtse Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,748,000 ordinary shares. (Shaolan Wang may also be deemed to have sole voting power with respect to these ordinary shares.)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 8,748,000 ordinary shares. (Shaolan Wang may also be deemed to have sole voting power with respect to these ordinary shares.)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,748,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.46%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G8918E106	13G	Page 4 of 6 Pages

ITEM 1	(a).	NAME OF ISSUER:

Tongjitang Chinese Medicines Company

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Shaolan Wang S-Yangtse Holdings Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Shaolan Wang

c/o Tongjitang Chinese Medicines Company

5th Floor, Block B, Baiying Medical Device Park,

Nanhai Avenue South, Nanshan District,

Shenzhen, Guangdong Province 518067,

People’s Republic of China

S-Yangtse Holdings Limited Pasea Estate, Road Town Tortola British Virgin Islands

ITEM 2	(c).	CITIZENSHIP:

Shaolan Wang – PRC S-Yangtse Holdings Limited – British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G8918E106

ITEM 3.	Not Applicable

CUSIP No. G8918E106	13G	Page 5 of 6 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares, with a par value of US$0.001 per share, of the Issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shaolan Wang	9,548,000	7.03	9,548,000	0	9,548,000	0

S-Yangtse Holdings Limited	8,748,000	6.46	8,748,000	0	8,748,000	0

S-Yangtse Holdings Limited, a British Virgin Islands company, is the record owner of 8,748,000 ordinary shares of the Issuer. S-Yangtse Holdings Limited is wholly owned and controlled by Shaolan Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shaolan Wang may be deemed to beneficially own all of these 8,748,000 ordinary shares held by S-Yangtse Holdings Limited.

In addition, Shaolan Wang is the record holder of 400,000 ordinary shares of the Issuer and has right to acquire 400,000 ordinary shares of the Issuer upon exercise of options within 60 days after December 31, 2007. As a result, Shaolan Wang is deemed to beneficially own an aggregate of 9,548,000 ordinary shares of the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No. G8918E106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Shaolan Wang	/s/ Shaolan Wang
Shaolan Wang

S-Yangtse Holdings Limited	By:	/s/ Shaolan Wang
	Name:	Shaolan Wang
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement